FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 2, 2006

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on August 2, 2006 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp releases unaudited financial results for second quarter ended June 30, 2006.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

SECOND QUARTER HIGHLIGHTS

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Record net income of $15 million ($0.21/share), up 201% from $5.0 million in Q2 2005.

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Record mine operating earnings of $31.1 million, up almost six times from $4.5 million realized in Q2 2005.

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Record low cash cost of $1.17 per ounce, a decrease of 74% from $4.48/oz in Q2 2005.

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Silver production of 3.3 million ounces, up 7% over Q2 2005.

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Record sales of $62.8 million, up 148% from $25.4 million in second quarter 2005.

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Record operating cash flow of $29.2 million, an increase of $27.8 million over Q2 2005.

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Working capital increases to $188.9 million – the Company remains debt free.

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Alamo Dorado mine remains on budget and on schedule for Q4 2006 start-up.

•

Construction of 4.3 million ounce per year silver mine at Manantial Espejo commenced.

FINANCIAL RESULTS

The Company reported record quarterly net income of $15 million, or $0.21 per share, for the second quarter of 2006. This 201% increase over second quarter 2005 net income is primarily the result of increased silver production, significantly higher silver prices and record low production costs net of higher by-product credits. Mine operating earnings increased almost six-fold to $31.1 million versus $4.5 million in the year-earlier period.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Sales for the second quarter were $62.8 million, a 148% increase over Q2 2005, due to higher realized metal prices, increased production from the La Colorada and Morococha mines and increased concentrate shipments from Peru. Operating cash flow in the quarter increased to $29.2 million from $1.4 million in the year-earlier period. Working capital at June 30, 2006 was $188.9 million, an increase of $125.8 million from March 31, 2006, primarily a result of a $142 million equity financing completed in April, as well as record cash flow from operations.

The Company’s record earnings for the second quarter included a $4.8 million loss from forward sale contracts. Specifically, the Company realized only $1,603 per tonne on approximately 53% of its payable zinc production, which had been previously sold forward.  This was significantly below the average zinc price of $3,059 per tonne for the period.  At the end of the second quarter, the Company closed out all of its remaining forward sales positions, leaving the Company with no exposure to metal hedges.

Consolidated silver production for the second quarter totaled 3.3 million ounces, a 7% increase over Q2 2005. Five of the Company’s six operations increased their silver production and recorded higher mill throughput. The most significant increases in silver production were seen at La Colorada and Morococha, where production increased 23% and 12%, respectively. Base metal production in the quarter also increased compared to the year earlier period, with higher mill tonnage offsetting the impact of slightly lower ore grades.

Consolidated cash costs for the quarter were a record low of $1.17 per ounce compared to $4.48 per ounce for the year-earlier period, primarily due to increased by-product credits from greater base metal production coupled with higher base metal prices. Most notably, the Morococha and Quiruvilca mines generated negative cash costs per ounce of $3.81 and $1.07, respectively.

OPERATIONS AND PRODUCTION HIGHLIGHTS

PERU

The Morococha mine had another very strong quarter, continuing its record-breaking production performance with 771,718 ounces of silver produced, and maintaining its status as the Company’s lowest cost mine with a silver cash cost per ounce of negative $3.81.

Silver production at the Quiruvilca mine of 582,570 ounces was up modestly from the year-earlier period, but cash costs per ounce declined significantly to negative $1.07, down from $4.46/oz in Q2 2005.

The Huaron mine had an excellent quarter, producing 897,544 ounces of silver. Cash costs per ounce of $1.71 were the lowest that have been recorded since the Company re-opened the mine in 2001. As predicted, base metal recoveries have improved this year and, with mill throughput at record levels, silver production is expected to stay on course. In addition, we recently commenced a mine deepening program which will provide access to higher grade ore for years to come.

The Silver Stockpile operation produced 151,139 ounces of silver in the second quarter, which is slightly more than the year-earlier period and higher than management’s forecast for the quarter as more tonnes were shipped than planned. Costs rose as a reflection of higher silver prices which, in turn, increase the royalty being paid under the operation’s purchase agreement.

MEXICO

The Alamo Dorado mine is near mechanical completion and remains on schedule for start up in the fourth quarter, with 82% of the construction work completed. Project expenditures continue to track budget with approximately $18.2 million spent in the quarter, bringing total expenditures to date to $62.8 million. Ore mined and stockpiled at the end of the second quarter totaled 168,190 tonnes and, once the processing facility is fully operational, Alamo Dorado is expected to contribute approximately 500,000 ounces to Pan American’s consolidated production for 2006. Over the life of the operation, Alamo Dorado is expected to produce an average of 5 million ounces of silver annually.

Silver production increased to 914,398 ounces at the La Colorada mine in the second quarter, or 23% more than the year-earlier period, at a stable cash cost per ounce of $5.56. The increased production is primarily a result of increased milling rates, combined with higher recovery and ore grade. With the recommencement of mining and milling of sulphide ore in June and, as the sulphide plant reaches full capacity over the coming months, the mine is expected to further increase production and reduce costs over the remainder of the year.

ARGENTINA

Construction of the Manantial Espejo project officially commenced in the second quarter. Basic engineering and construction is well underway, including access road construction, site clearing, installation of temporary power, erection of a temporary shop warehouse facility, and completion of a dewatering well and a tailings line access. Capital costs for the project are expected to total $112.3 million, over a construction period of 18-20 months (excluding recoverable VAT tax of $18.1 million). The project is scheduled to be completed in late 2007 and produce an average of 4.3 million ounces of silver and 62,000 ounces of gold annually.

BOLIVIA

In Bolivia, treatment of ore at the San Vicente mine was delayed pending negotiation with state mining authority Comibol to extend an agreement for processing ore at an existing mill located off the property. An agreement has now been reached and milling of ore that was mined and stockpiled throughout the second quarter will recommence in early August. Feasibility analysis and engineering is continuing on a plan to expand mine production and build a new mill on the property.

Pan American’s portfolio of assets has continued to create great growth opportunities,” said Geoff Burns, President and CEO. “With Alamo Dorado nearing completion, construction of Manantial Espejo started and engineering in full swing for expansions at Morococha and San Vicente, all the pieces are in place to enable Pan American’s silver production to exceed 25 million ounces of silver annually by 2008.”

EXPLORATION

Throughout the first two quarters of 2006, Pan American’s exploration team successfully advanced drilling and exploration projects in and around the Company’s existing operations and development sites, especially at Morococha and La Colorada.

At Morococha, 11 diamond drills are currently active and a regional drilling program is systematically exploring the mine’s 11,000 hectare land position. The focus of this exploration program is to expand the resource base and further delineate new mantos and vein structures that were discovered last year. Near Morococha, the Company has commenced diamond drilling of silver-zinc structures located on the Huaypachina property, where the Company has entered into an earn-in agreement to obtain a 100% interest in the property.

At La Colorada, exploration in the second quarter continued to focus on delineation of the new Amolillo vein and Recompensa structure to expand reserves and resources in the area. At Amolillo, high grade oxide silver mineralization appears to be continuous over economic mining widths. With further drilling to be conducted over the remainder of the year, the Company expects new silver reserves to be added to La Colorada’s mineral reserve inventory, though the impact of the drilling results will not be fully evaluated until the program is complete.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 3rd day of August, 2006.

“Signed”

Robert Pirooz General Counsel and Secretary

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